

February 25, 2011

Mr. John B. Selvaraj
Principal Accounting Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, Maryland 20814

> **RE:** **India Globalization Capital, Inc.**
> **Forms 10-K & 10-K/A for the Year Ended March 31, 2010**
> **Forms 10-Q for the Periods Ended June 30, 2010, September 30, 2010 and**
> **December 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on July 23, 2010**
> **File No. 1-32830**

Dear Mr. Selvaraj:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K/A FOR THE YEAR ENDED MARCH 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

<u>Facing Page</u>

2. You state here and in the September 30, 2010 10-Q that India Globalization Capital's Commission file number is 000-1326205. The EDGAR system reflects India Globalization Capital's Commission file number as 1-32830. Please revise.

Business

Core business competencies, page 4

3. Your disclosure states that IGC's services to its customers are based upon several core competencies. Please identify and describe each of the core competencies, and expand the discussion under each of the core business areas to make clear which subsidiary is responsible for the core business area and to describe in sufficient detail what the subsidiary's activities in the core business area are as well the percentage of your revenue generated by each area. Please also put the size of your operations in context as compared to the broader industry, economic, and country specific data that you provide. We note the disclosure under "Overview" on page 4.

Mining and Quarrying, page 4

4. Disclosure that IGC is in the process of teaming with landowners to build out rock quarries appears inconsistent with pictures on IGC's website of what appear to be fully operational quarrying activities. Please reconcile the disclosure with the information on the website.

5. You disclose that you have licenses for the development of rock aggregate quarries. Please provide the following:

   - Please tell us and disclose what these licenses are and how and when were these licenses obtained;
   - Please disclose whether these licenses are reflected on your balance sheet. If so, at what amount are these licenses recorded;
   - Please disclose how you accounted for the acquisition of these licenses; and
   - Please summarize the material provisions of the licenses, including their duration. Further, advise what consideration you have given to filing the license agreements as exhibits to the 10-K. See Item 601(b)(10) of Regulation S-K.

Risk Factors, page 7

General

6. We note the statement "These risk factors are not necessarily exhaustive and additional risk factors, if any, may be material or have significance to an individual investor." Since India Globalization Capital must disclose all risks that it believes are material at this time, please delete the statement in future filings.

7. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a) In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b) If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your
- internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f) We note you have identified two audit committee financial experts on page 9 of your proxy filed on July 23, 2010. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

The Company has warrants outstanding…, page 13

8. Please state the number of warrants outstanding.

Management's Discussion and Analysis, page 17

General

9. We note your risk factor on page 9 that changes in the exchange rate of the Indian rupee may negatively impact your revenues and expenses. Please expand MD&A to address how changes in this exchange rate impacted your revenues and expenses.

10. Please add a section for your critical accounting policies to address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the

reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

11. You disclose on page 11 that in the fourth quarter of 2010 fiscal year you performed your annual investment impairment test. In the interest of providing readers with a better insight into management's judgments in accounting for how you assess your significant investment in Sricon for impairment, please disclose the method you applied in estimating the fair value of your investment in Sricon and the nature of the material assumptions underlying that method within MD&A under critical accounting policies.

12. On page F-13, we note your disclosures regarding policy for goodwill and impairment. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following within MD&A under critical accounting policies:

- Identifying the reporting unit(s) to which goodwill applies;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;

In any event, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

  If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

13. On page F-13, we note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please disclose the following within MD&A under critical accounting policies:

- How you group long-lived assets for impairment and your basis for that determination;
- Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009, page 21

14. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material decreases in revenues are attributable to changes in prices, volume or amount of projects, or change in mix of projects. For example, you explain on page 21 the decrease in revenues was attributable to lower revenue from Sricon, partially offset by an increase in revenue from your material and construction business. You also disclosed that the lower revenue from Sricon is because of decreasing customer contracts as a result of the financial turmoil. However, it is not clear how the financial turmoil impacted Sricon but did not have the same impact on your materials and construction business. It is also not clear why there was a significant increase in revenues from your materials and construction business;
- You disclose that on February 19, 2009, you beneficially purchased 100% of IGC Mining and Trading Limited. You also disclosed that on July 4, 2009, you beneficially purchased 100% of IGC Materials Private Limited and 100% of IGC Logistics Private Limited. Quantify the extent to which these acquisitions impacted your results of operations.
- Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the decrease in depreciation during the year

related primarily to the de-consolidation of Sricon without quantifying the change related specifically to Sricon; and

- On page F-10, you have described several different methods of revenue recognition including but not limited to revenue from sale of goods, revenue from construction/project, revenue from property development and revenue from service related activities. Please revise your MD&A to provide a more detailed and robust discussion of your various revenues streams for each period presented and their impact on revenue and cost of revenues.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 24

15. You indicate that the uses of cash during the year ended March 31, 2010 were primarily for the payment of expenses of your subsidiary companies including expenses incurred for curtailing certain contracts. It is unclear how this statement provides insight into the reasons for the significant decrease in your use of cash for operating activities for the year ended March 31, 2010 as compared to the year ended March 31, 2009. Further, explain the nature of the contracts you curtailed and how those contracts impacted your historical results of operations and address the underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change in prepaid expenses and other current assets and the $1,508,359 change in accounts payable.

16. Please address the underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change in prepaid expenses and other current assets and the $1,508,359 change in accounts payable.

17. Please address the appropriateness of reflecting down payments on equipment as an operating cash flow.

18. We note your statement that your "bank lines in India have been reduced to amounts borrowed and outstanding." Please disclose the details of your credit facilities such as the principal amounts owed, interest rates, and financial covenants.

19. Please disclose whether you were in compliance with your debt covenants as of March 31, 2010, if applicable. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures

Interpretation 102.09 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Financial Statements

Balance Sheets, page F-2

20. Please address the nature of your $810,890 investment-other caption on your March 31,
2010 balance sheet. Clarify how this investment, if at all, relates to the $698,174 outflow of
cash for the year ended March 31, 2010 and the $1,395,444 inflow of cash in investing
activities for the year ended March 31, 1009 for investment in non-current investments (joint
ventures etc.).

Statements of Operations, page F-3

21. Given your net loss attributable to common shareholders for the year ended March 31, 2010,
please tell us how you determine that your diluted earnings per share is not the same as your
basic earnings per share. Please also tell us how you determine that your weighted average
number of shares used to compute diluted earnings per share is not the same as the weighted
average number of shares used to compute basic earnings per share. Please revise your
statement of operations accordingly. Refer to ASC 260-10-45-19.

Consolidated Statements of Comprehensive Income, page F-4

22. Please disclose comprehensive income attributable to India Globalization Capital and
comprehensive income attributable to non-controlling interests, in addition to total
comprehensive income for each reporting period in accordance with ASC 810-10-50-1A(a).

Statement of Stockholders' Equity, page F-5

23. Please reconcile your issuances of common stock as presented in your statement of
stockholders equity to the statement of cash flows. Please clarify which transactions were
issued for cash and which transactions were noncash and provide the noncash investing and
financing activities disclosures required by ASC 230-10-50-3 through 50-6

Statement of Cash Flows, page F-6

24. Your statement of cash flows indicates that you had $385,803 of depreciation expense for
the year ended March 31, 2010. However, your statements of operations indicate $603,153
of depreciation expense for the year ended March 31, 2010. Please advise or revise your
financial statements for this inconsistency.

Note 1 – Nature of Operations and Basis of Presentation, page F-7

a) India Globalization Capital, Inc., page F-7

25. You disclose that on February 19, 2009, you beneficially purchased 100% of IGC Mining and Trading Limited. You also disclosed that on July 4, 2009, you beneficially purchased 100% of IGC Materials Private Limited and 100% of IGC Logistics Private Limited. Please revise your filing to include the disclosures required by ASC 805-10-50-2 including but not limited to a description of the acquiree, the primary reasons for the business combination and how you obtained control of the acquiree and the amount of revenues and earnings of the acquiree since the acquisition date included in the income statement for the reporting period.

c) Our Securities, page F-8

26. Please enhance the disclosures of your equity transactions to include the total consideration of each transaction including the price per share issued. For example, you indicate that on October 16, 2009, the Company issued 530,000 shares new common stock in a private placement with the sale of a promissory note to an investor. It is not clear what the total consideration for the transaction was. Please disclose all of the relevant facts and circumstances surrounding each transaction. Please disclose how you accounted for each of these transactions. Ensure each of the material transactions you have reflected in your Consolidated Statements of Stockholders' Equity is adequately addressed.

j) Accounts Receivable, page F-11

27. You disclose that accounts receivable as at March 31, 2010 consists of receivables amounting to $1,635,231 representing 35% of the total invoice due on account of export of low grade iron ore to China. With respect to the shipment which happened in February 2010, due to some sudden regulatory changes in China, the company did not receive payment with the stipulated contract time and is presenting pursuing the matter. Please clarify the total revenue recognized and your basis recognizing these revenues. Please also tell us how you have determined the collectability of the receivable as of March 31, 2010 and September 30, 2010.

Note 11 – Related Party Transactions, page F-19

28. You disclosed that one of your subsidiaries has a receivable from Sricon, an affiliate, amounting to $3.1 million. You disclosed that the amount was advanced to Sricon in order to fund a contract in the years ended March 31, 2008 and March 31, 2009 and the same has not been confirmed. Please expand your disclosure to provide a more robust discussion of the facts and circumstances surrounding this advance to Sricon. Given that this receivable was related to contracts in the two years ended March 31, 2009, please tell us and disclose

how you determined that this receivable is recoverable at each reporting period as well as the appropriateness of classifying this receivable as current.

Note 13 – Property, Plant and Equipment, page F-20

29. Please disclose whether you allocate a portion of your depreciation and amortization to cost of revenues. If you do not allocate depreciation and amortization to cost of revenues, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of revenues, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of revenues indicate that it is exclusive of depreciation and amortization.

Note 18 – Deconsolidation, page F-23

30. We note that effective October 1, 2009 you decreased your ownership interest in Sricon from 63% to 22.3%. Please disclose the specific terms of the agreement(s) and other supporting documentation to support the date you have reflected this decrease in your ownership of Sricon in your financial statements as well as your accounting for this transaction. Clarify how you determined the amount of goodwill associated with the 40.7% equity dilution. Also, with reference to the specific terms of the agreements, please tell us how the equity dilution of 40.715% resulted in a consideration of $17,900,000. If the specific terms of the agreement did not provide for the forgiveness of the $17,900,000 you "effectively borrowed" from Sricon, provide support for your accounting.

31. We note that your $8,443,181 investment in 22.3% equity ownership of Sricon as well as your $3,144, 572 receivable from Sricon represent almost 33% of your total assets as of March 31, 2010. Given this significant investment in Sricon, please provide the summarized financial information of Sricon as required by Rule 8-03(b)(3) of Regulation S-X. Furthermore, given the significance of this investment, please provide the audited financial statements of Sricon for the same periods as the Company. Refer to Note 5 to Rule 8-01 of Regulation S-X.

32. You disclose that October 1, 2009, you decreased your ownership interest in Sricon from 63% to 22.3%. However, your Form 10-Q for the quarter ended September 30, 2009 that was filed on November 12, 2009 made no reference to this deconsolidation. It appears that the deconsolidation of Sricon was first disclosed in your Form 10-Q for the quarter ended December 31, 2009. Please tell us why disclosures regarding the deconsolidation of Sricon were not provided in your Form 10-Q for the quarter ended September 30, 2009. Please also tell us why you didn't believe that this information was necessary for inclusion in your Form S-3, file no. 333-163548 filed on December 7, 2009 or your post-effective amendments to your Form S-3, file no. 333-124942 filed on January 28, 2010 and February 3, 2010. Please also tell us why you did not file an Items 2.01 and 9.01 Form 8-K for the deconsolidation of Sricon.

33. Your auditors indicated in their audit report dated July 13, 2010 that they were unable to get the financial statements of Sricon as of March 31, 2010. Please confirm that those financial statements were subsequently made available and were your basis for determining your equity in earnings of Sricon for the period subsequent to October 1, 2009 and for assessing this investment for impairment as of March 31, 2010.

Note 19 - Income Taxes, page F-24

34. You believe that it is more likely than not that your net deferred tax assets of $4.1 million are recoverable. Given your loss recorded for the year ended March 31, 2010, your loss recorded for the six months ended September 30, 2010, the uncertainty as to the timing of your contracts executed in June 2010 in the amount of $200 million and in light of your disclosures on page F-11 regarding the sudden regulatory changes in China, we believe you should provide a detailed explanation as to how you determined it is more likely than not that your deferred tax assets are realizable. Specifically, please discuss your reliance on future taxable income and how the timing of your new contracts executed in June 2010 may impact your future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Please disclose how you determine that your deferred tax assets are recoverable as of March 31, 2010 and September 30, 2010.

35. Please address the appropriateness of including projections in your audited financial statements. We also note a similar disclosure within MD&A. Please cite the accounting literature used to support your conclusions.

Note 20 – Segment Information, page F-27

36. You disclosed that the CEO reviews financial information on an entity level basis for the purpose of making operating decisions and assessing financial performance. You have determined that you operate in a single operating and reportable segment. Please supplementally provide us with the following information:

- In light of your organizational structure on page 3 as well as your disclosures in your business section and your website which identifies operations in mining and quarrying, export of iron ore, and highway and heavy construction, please address how pursuant to FASB ASC 280-10-50-1 you have determined you only have one operating segment.
- If you aggregate your operating segments into your reportable segment, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in your reportable segment had similar economic characteristics to each other operating segment in your reportable segment.

Evaluation of Disclosure Controls and Procedures, page 29
Management's Annual Report on Internal Control over Financial Reporting, page 29

37. It is unclear why you include the old disclosure and the new effectiveness disclosure. Please amend your 10-K to include only the new effectiveness disclosure.

38. We note that the evaluation of disclosure controls and procedures includes an updated effectiveness conclusion, but management's annual report on internal control over financial reporting does not include an updated effectiveness conclusion. Please amend your 10-K to include an updated effectiveness conclusion in both places.

39. Please amend your 10-K to provide enhanced disclosure on the explanation of the deficiency and the plan of remediation.

Signatures, page 35

40. India Globalization Capital's principal financial officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) of General Instruction D(2) for Form 10-K, and revise in future filings.

Exhibits 31.1 and 31.2

41. Item 601(b)(31)(i) of Regulation S-K specifies that the required certifications are to be "exactly as set forth" in the item. We note that you changed here and in the September 30, 2010 10-Q the words "the registrant" and "the registrant's" to the words "India Globalization Capital, Inc." and "India Globalization Capital, Inc.'s" in paragraphs 4 and 5. Further, we note that you added here and in the September 30, 2010 10-Q the words "India Globalization Capital, Inc." in (a) of paragraph 4. Please provide the required certifications using the exact language contained in the item.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

42. Please address the comments above in your interim filings as well.

Balance Sheet, page 3

43. Please provide disclosure regarding the nature of the material components of your other non-current assets.

Consolidated Statements of Operations, page 4

44. Clarify the nature of the ($25,914) other income, net for the three months ended December 31, 2010. In this regard, we note that the activity in this account was material for the three months ended September 30, 2010 and the three months ended June 30, 2010.

Statement of Stockholders' Equity, page 6

45. Address tell us the underlying transactions that resulted in your $359,820 credit to additional paid in capital related to the amortization of interest in debt as well as your $213,381 credit to additional paid in capital for related to "dividend option reversed."

Statements of Cash Flows, page 7

46. Please revise your statements of cash flows to reconcile from net loss, rather than net loss attributable to common stockholders, as required by FASB ASC 230-10-45-28. Please also note that a reconciling item for non-controlling interest will not be necessary as this amount will already be reflected in net income (loss) for the period.

47. Please clarify whether the $3,001,118 for the issuance of equity shares within cash flows from financing activities is actually cash proceeds. Reconcile the $3,001,118 to the $950,450 for the issuance of common stock reflected in your Consolidated Statements of Stockholders' Equity.

Note 2 – Significant Accounting Policies

e) Revenue Recognition, page 10

48. You indicate that contract revenue under fixed price contracts is recognized using percentage-of-completion method. Please disclose your accounting policy for pre-contract costs, approved and unapproved change orders, and claims on your percentage-of-completion contracts, if applicable. Please similarly revise your disclosures elsewhere in the filing.

49. We note from your discussion in Management's Discussion and Analysis on page 28 that your cost of revenues increased because you have contracts for rock aggregate and iron ore that you are filling before your quarries become operational. With reference to the nature and terms of the purchase contracts under which you are fulfilling your revenue contracts, please address the appropriateness of recognizing the related revenues on a gross basis.

Note 7 – Goodwill, page 16

50. It appears that your current market capitalization is significantly below the book value of your equity. Please advise us whether you have performed a recent impairment test. If not,

please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed a recent impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. Given the significant decrease in revenues from the prior comparable period, please tell us how you determined that your goodwill is recoverable at December 31, 2010.

Note 13 – Deconsolidation, page 17

51. You disclose that the carrying value of your investment in Sricon as of December 31, 2010 was $8.4 million. Given that you have not been able to obtain financial information of Sricon, please tell us how you assessed this investment for impairment as of December 31, 2010. Please provide us with a detailed explanation of this assessment as well as a summary of your results. If you have not performed an impairment test, tell us how you concluded that this test was not necessary.

52. You indicate that you have not been able to obtain information required for applying the equity method of accounting from the management at Sricon. Therefore, as of December 31, 2010, you are valuing your investment in Sricon at cost. Please tell us the steps you have taken to obtain Sricon's financial information. In addition, provide us with a comprehensive analysis that supports your conclusion that you are unable to exercise significant influence over Sricon. Your analysis should include your evaluation of all of the facts and circumstances surrounding your investment in Sricon. Refer to ASC 323-10-15-10 through 15-11.

Liquidity and Capital Resources, page 29

53. You indicate that you believe your current cash balances and anticipated operating cash flow will be sufficient to fund your normal operating requirements for at least the next twelve months. We note that your revenues decreased by 76.5% or $10.7 million from the nine months ended December 31, 2009 to the nine months ended December 31, 2010.   In addition, on page 24 of your Form 10-K for the year ended March 31, 2010, you indicate that your bank lines in India have been reduced to amounts borrowed and outstanding. Given the information above, please discuss the significant changes in these sources of cash from period to period and the impact of these changes or your liquidity and capital resources. Please further advise how you determined that these sources will still be sufficient to meet your needs over the next twelve months. Please disclose if you expect any alternative sources of funding to be available in the future.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Election of Directors, page 2

54. For each director or person nominated or chosen to become a director, discuss briefly the

specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of India Globalization Capital's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

55. If the board of directors has a policy for the consideration of diversity in identifying director nominees, describe how this policy is implemented and how the board of directors assesses the effectiveness of its policy. See Item 407(c)(2)(vi) of Regulation S-K.

Governance of the Company, page 8

56. Describe the leadership structure of the board of directors and the role of the board of directors in risk oversight. See Item 407(h) of Regulation S-K.

Summary Compensation Table, page 16

57. Please disclose the information required by Item 402(n)(2)(vi) of Regulation S-K and Instruction 1 to this item.

58. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. See Item 402(o) of Regulation S-K.

Compensation of Directors, page 17

59. Please tell us to what footnote (3) relates.

60. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in this table. See Item 402(r)(3) of Regulation S-K.

FORM 8-K FILED ON FEBRUARY 1, 2011

61. Given that you filed your Form 10-K/A for the year ended March 31, 2010 on January 28, 2011, please tell us what consideration you gave to filing an Item 4.02 8-K. If you decide to file an Item 4.02 8-K, please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including but not limited to the following:

- the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;
- a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

- a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matter with your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief